SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                Tender Offer Statement under Section 14(d)(1) or
             Section 13(e)(1) of the Securities Exchange Act of 1934

                                (Amendment No. 3)

                                    HIA, INC.
                       (Name of Subject Company (issuer))

                                    HIA, INC.
                                (Offeror/Issuer)
 Names of Filing Persons (identifying status as offeror, issuer or other person)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    404192106
                      (CUSIP Number of Class of Securities)


                                 ALAN C. BERGOLD
                                    PRESIDENT
                                    HIA, INC.
                               4275 FOREST STREET
                             DENVER, COLORADO 80216
                                 (303) 394-6040

                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                    Copy to:

                           ANDREW L. BLAIR, JR., ESQ.
                             SHERMAN & HOWARD L.L.C.
                       633 SEVENTEENTH STREET, SUITE 3000
                             DENVER, COLORADO 80202
                                 (303) 297-2900

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]             third-party tender offer subject to Rule 14d-1.

[x]             issuer tender offer subject to Rule 13e-4.

[ ]             going-private transaction subject to Rule 13e-3.

[ ]             amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

                             INTRODUCTORY STATEMENT

         This Amendment No. 3, the final amendment, to Schedule TO amends and supplements the Schedule TO previously filed on October 27, 2000, as amended by Amendment No. 1 thereto filed on November 6, 2000 and Amendment No. 2 thereto filed on November 29, 2000 (the "Schedule TO") relating to a tender offer by HIA, Inc., a New York corporation (the "Company"), to purchase up to 3,000,000 shares of common stock, par value $.01 per share, at a price of $.25 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated October 30, 2000 and the related Letter of Transmittal. The purpose of this Amendment No. 3 is to report the results of the offer.


ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 of Schedule TO is hereby supplemented and amended by adding the following:

         The offer expired at 5:00 P.M., Mountain Standard Time on December 15, 2000. A total of 732,956 shares of common stock were validly tendered and not withdrawn in the offer and were accepted for payment by the Company. The Company purchased the tendered shares at an aggregate purchase price of $183,239.



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

January 4, 2001                             HIA, INC.


                                            By: /s/ ALAN C. BERGOLD
                                               ---------------------------------
                                               Alan C. Bergold
                                               President